Alico, Inc.

P.O. Box 338

LaBelle, FL 33975

Commissions file number 0-261

April 16, 2010

United States Securities & Exchange Commission

Mr. John Reynolds

Assistant Director

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Alico, Inc.

Form 10-K, filed 12-14-2009

File No. 000-00261

Dear Mr. Reynolds:

We have carefully reviewed your comment letter dated April 6, 2010. Our responses are included in this letter and follow the same sequence as your comments. For your convenience, we have restated the SEC comments below and follow each comment with our response.

Definitive Schedule 14A, filed January 20, 2010

Compensation Discussion and Analysis, page 15

SEC Comment:We note your response to prior comment number one of our letter dated March 8, 2010. Please explain your response in light of the following disclosures in your filing:

 In the second paragraph on page 16 you have stated:

Pay must be performance based so that a significant part of each executives annual cash compensation is directly linked to a combination of the overall performance of the Company, division and individual financial and non-financial performance goal(based on the achievement of predetermined business plan goals and metrics).

In the third paragraph on page 16 you have stated:

The annual performance review for determining compensation follows a principled, structured framework for analysis. This analysis focuses on financial and non-financial performance measures that the Committee believes collectively best indicate successful management of Alico's business. The analysis takes into account performance against internal business goals.

In the first paragraph under the heading, Measuring Performance on page 17 you have stated:

 The Committee compares each Executive Officer's contribution to the Companys overall performance and compares each Executive Officer's performance against the stated goals in the strategic goals and business plans created for such Executive Officer.  In order to achieve target compensation awards, the Committee must determine that strategic initiatives and internal business goals for the performance measures were attained.

Response:

Traditionally, as it has in years past, each member of the management team is asked to submit to the Compensation Committee his or her business plan and strategic goals for the coming year. The Committee then reviews such goals and responds to each member of the management team with stated written performance goals, typically accepting or modifying the goals provided by the executive officers themselves. For fiscal 2009, in light of the Company's performance the previous year and corresponding reduction in cash bonuses, the Committee reviewed the performance goals established by the executive officers for 2009 but did not respond in writing to each such member of the management team with respect to those goals, deciding instead that while those performance objectives would certainly be taken into consideration, the overarching goal for the Company would be to make a profit. The annual business plan developed for the company anticipated a pretax profit level of approximately $8.1 million. The actual operations of the Company resulted in a pretax loss of $3.5 million. While the negative operating results were influenced by events largely beyond the control of the executive officers (including impairment charges caused by real estate market declines of $5.1 million, freeze losses to its crops totaling approximately $1.4 million, and a default on a mortgage and lower interest rates causing interest income to decline by $3.6 million), the Compensation Committee evaluated the overall financial condition of the Company and determined it financially responsible to forego annual incentive payments. The Committee decided that if no profit was achieved for fiscal 2009, no cash incentives would be paid. This in fact is what transpired: since the Company did not make a profit no bonuses were paid, as reflected in the Company's proxy statement. Accordingly, the Committee did not deem it material to disclose the self-imposed senior management performance targets, although it certainly did review and take them into consideration when evaluating individual executive performance, setting compensation and discussing incentive payouts, but the Company's financial performance trumped all other performance measures.

If the Commission believes that it would be informative to disclose such management goals and strategic initiatives despite the Committee?s single imposed benchmark, we will certainly do so in future filings.

SEC Comment: We note your response to prior comment number three. Please comply with the remaining part of the comment, which states:

Further, we note the Bonus/Cash Incentive Potential disclosed in the table on page 19, which does not appear as a non-equity incentive grant in this table, and the sentence under "Measuring Performance" on page 17 which states, in order to achieve target compensation awards, the Committee must determine that strategic initiatives and internal business goals for the performance measures were attained. Please explain the absence of non- equity grants in this table. In future filings please ensure that this table includes all awards in the last fiscal year, including any grants of non-equity incentive awards. In your response letter, please provide draft disclosure responsive to this comment.

Response:

There were no cash bonus/incentive or other non-equity awards granted to any members of management during fiscal 2009. Accordingly, the various columns relating to such disclosure were omitted from the table captioned "GRANTS OF PLAN-BASED AWARDS" in reliance on the general instructions for Regulation S-K, Item 402, providing under 402(a)(5) that "A table or column may be omitted if there has been no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in that table or column in any fiscal year covered by that table".  To the extent that such awards are made in the future, we will be sure to include all the required columns in the table.

The Company acknowledges the following:

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or my person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Patrick W. Murphy

Patrick W. Murphy

Senior Vice President

and Chief Operating Officer